Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.	HuntMountain Resources, LTD, a wholly-owned Canadian subsidiary.

2.	HuntMountain Investments, LLC, a wholly-owned limited liability company.

3.	Cerro Cazador Mexico S.A. De C.V., a wholly-owned Mexican subsidiary.

4.	Hunt Mining Corp., previously known as Sinomar Capital Corporation, 65% owned by HuntMountain Resources and 4% owned by HuntMountain Investments

5.	Hunt Gold USA, LLC, a wholly-owned Canadian subsidiary of Hunt Mining Corp., previously known as Sinomar Capital Corp.

6.	1494716 Alberta, Ltd. a wholly-owned Canadian subsidiary of Hunt Mining Corp., previously known as Sinomar Capital Corp.

7.	Cerro Cazador S.A., an Argentine subsidiary 95% owned by Hunt Mining Corp., previously known as Sinomar Capital Corp. and 5% owned by 1494716 Alberta, Ltd.